Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated January 29, 2024 with respect to the consolidated balance sheets as of October 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred shares and shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes, of enGene Holdings Inc.

/s/ KPMG LLP

February 26, 2024

Montréal, Canada